Filed by Callaway Golf Company

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Callaway Golf Company

(Subject Company Commission File No.: 001-10962)

This filing relates to the proposed merger involving Callaway Golf Company, a Delaware corporation (“Callaway”), 51 Steps, Inc., a Delaware corporation (“Merger Sub”) and Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway, Merger Sub and Topgolf.

The following letter was sent by Oliver (Chip) Brewer III, President and Chief Executive Officer of Callaway, to Callaway employees on October 27, 2020:

Dear Callaway Colleagues,

Today, I am very excited to announce that Callaway has entered into an agreement to combine with Topgolf.

Together with Topgolf, we have a special opportunity to create an unrivaled leader in golf and position our combined company for significant long-term growth.

Given the turbulence of this year, I’m sure a merger is a bit of a surprise. I can tell you that we did not start the year expecting to pursue any major transaction. But the events of this year presented us with a unique opportunity to combine with a company we know incredibly well and do so in a way that could position us to be a larger, stronger and faster growing company.

We have enjoyed a long-standing partnership with Topgolf since investing in the business in 2006. We’ve since built on this relationship over the years – including through an exclusive equipment partnership. We have long been believers in Topgolf and have cheered as they’ve grown rapidly and introduced millions more people to the game of golf.

We believe our two businesses just make sense together. The consumers who love Topgolf are very similar to the consumers we aim to reach across all of our brands, golfers and non-golfers alike. Topgolf’s brands and business units deliver 90 million consumer touch points a year, with 49% of venue visitors identifying as golfers and 51% identifying as non-golfers. Of those non-golfers, an amazing 75% said they’re now interested in playing on a course.

For those who may be less familiar with Topgolf – the company is the leading tech-enabled golf entertainment business, with an innovative platform made up of its popular venues, groundbreaking Toptracer technology and innovative media platform. Led by more than 60 venues worldwide, Topgolf has achieved significant growth and generated approximately $1.1B in revenue in 2019. Topgolf has created an exciting new format for new entrants to the sport and prioritized accessibility for all, which has led to more than 23 million venue visits in 2019. The company’s Toptracer technology, which you may have seen in golf television broadcasts, also presents tremendous potential. This technology is enhancing the traditional golf experience by bringing professional tracing technology to mobile devices and driving ranges around the world. This platform has grown 233% in the last three years!

Together, we believe that we can create a larger, higher growth business that defines our industry through continued focus and investment in innovation. Our mission, vision and values are aligned with Topgolf and we have great respect for their team.

I see the potential for an expanded opportunity for every brand in the Callaway family to benefit from this combination. We’ve already identified a number of interesting ways where Topgolf and each of our highly complementary brands can work together to create exciting new concepts and expand our offerings. With access to more consumers, we expect to create more opportunities to introduce our exceptional soft goods, apparel and equipment to golfers and enthusiasts of all abilities. We’ll have more to share on these initiatives once we formally unite as one company.

We expect that this transaction will be completed in the first quarter of 2021, subject to regulatory approvals and customary closing conditions. After the close of the transaction, Topgolf will continue to operate out of its offices in Dallas and will be another independent brand in the Callaway family. Until the transaction closes, Callaway and Topgolf will operate as separate organizations and it will remain business as usual.

I expect that you will have plenty of questions about this transaction and the opportunities it will create for our business moving forward. We look forward to sharing more information with you about this exciting combination in the coming days and weeks. I encourage you to read the full announcement press release, which includes additional information on our third quarter results.

I’m extremely proud of the Callaway team and all we have accomplished. Your collective efforts and persistent determination amid the challenges of the pandemic have been remarkable. Evidenced by our strong financial results in the third quarter and our ability to take on exciting opportunities like the combination with Topgolf, Callaway has a bright future ahead.

Though we’ve faced uncertainty throughout the year, I am encouraged by the trends that we are seeing and our results in recent months are a testament to your hard work and the resiliency of our business.

I am confident that this team will successfully drive Callaway’s success with the addition of Topgolf. I can’t wait to see what we will do together. Thank you for all that you do.

Chip Brewer

President and Chief Executive Officer

Callaway

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.